EXHIBIT 11.2
                 COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE
                      (in thousands, except per share data)

                                                   Years Ended September 30,
                                               ---------------------------------
                                                 1997         1996         1995
                                               -------      -------      -------
Shares:
Weighted average number of common
  shares outstanding ....................       14,047       11,789        9,087
Additional shares assuming conversion of:
   Stock options ........................          624          573          601
   Warrants .............................         --             40          598
   Convertible debentures ...............         --           --            784
   Preferred stock ......................         --            667          500
                                               -------      -------      -------

Weighted average shares outstanding .....       14,671       13,069       11,570

Net income ..............................      $10,146      $ 5,953      $ 2,770
                                               =======      =======      =======
Add:
Interest expense on convertible
  debentures (assuming conversion) ......         --           --            101
                                               -------      -------      -------
Net income attributable to fully
  diluted weighted average shares
  outstanding ...........................      $10,146      $ 5,953      $ 2,871
                                               -------      -------      -------

Fully diluted earnings per share ........      $  0.69      $  0.46      $  0.25
                                               =======      =======      =======

     All share amounts and per share data have been restated to reflect the two-for-one stock split effected as a stock dividend on May 28, 1996.